EXHIBIT 11

CATERPILLAR INC.
AND ITS SUBSIDIARIES

COMPUTATIONS OF EARNINGS PER SHARE

FOR THE YEARS ENDED DECEMBER 31,

(Dollars in millions except per share data)

	2012	2011	2010
Profit for the period (A) (1)	$5,681	$4,928	$2,700

Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	652.6	645.0	631.5
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	17.0	21.1	18.9
Average common shares outstanding for fully diluted computation (C)	669.6	666.1	650.4

Profit per share of common stock:
Assuming no dilution (A/B)	$8.71	$7.64	$4.28
Assuming full dilution (A/C)	$8.48	$7.40	$4.15

Shares outstanding as of December 31 (in millions)	655.0	647.5	638.8
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(1)	Profit attributable to common stockholders.